Exhibit 8.1

List of Subsidiaries of Australian Oilseeds Holdings Limited

The following entities will be the wholly-owned subsidiaries of Australian Oilseeds Holdings Limited upon the consummation of the Business Combination Agreement, as described in the proxy statement/prospectus.

Name	Place of Incorporation

EDOC Acquisition Corp.	Cayman Islands
Australian Oilseeds Investments Pty Ltd.	Australia
Good Earth Oils Pty Ltd. Australia
Cowcumbla Investments Pty Ltd.* Australia
CQ Oilseeds Pty Ltd.** Australia

* 86% owned by Australian Oilseeds Holdings Limited. Cowcumbla Investments Pty Ltd. will wholly own Cootamundra Oilseeds Pty Ltd., which is incorporated in Australia.

** To become a 100% owned subsidiary of Australian Oilseeds Holdings Limited following the completion by CQ Oilseeds Pty Ltd of the new oilseed processing plant in Queensland.